                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            (Amendment No.          )1/
                                          ---------

                          Meadowbrook Insurance Group, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  58319P108
           --------------------------------------------------------
                                 (CUSIP Number)
                           Philo Smith, 2950 Summer Street
                     Stamford, Connecticut 06905 (203) 348-7365
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 10, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              Page  1 of  14   Pages
                                   ---   ----

_________________________

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  58319P108                 13D                 Page  2  of  14  Pages
           ---------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (Entities Only)

     Philo Smith
-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to
     item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     United States citizen
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
Beneficially Owned                None
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                  510,800
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  510,800
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     595,600
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *See Instructions Before Filling Out!

CUSIP No.  58319P108                 13D                 Page  3  of  14  Pages
           ---------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (Entities Only)

     Philo Smith & Co., Inc.
-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to
     item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     Connecticut
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
Beneficially Owned                None
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                  76,200
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  76,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     76,200
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .009%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *See Instructions Before Filling Out!

CUSIP No.  58319P108                 13D                 Page  4  of  14  Pages
           ---------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (Entities Only)

     PSCO Partners Limited Partnership - 06-0921598
-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to
     item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     Connecticut
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
Beneficially Owned                None
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                  76,200
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  76,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     76,200
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .009%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *See Instructions Before Filling Out!

CUSIP No.  58319P108                 13D                 Page  5  of  14  Pages
           ---------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (Entities Only)

     PSCO Partners Limited Partnership Two
-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to
     item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     Connecticut
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
Beneficially Owned                84,800
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  84,800
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     84,800
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .01%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *See Instructions Before Filling Out!

CUSIP No.  58319P108                 13D                 Page  6  of  14  Pages
           ---------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (Entities Only)

     PSCO Fund Limited
-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to
     item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     Bermuda
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
Beneficially Owned                None
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                  434,600
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  434,600
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     434,600
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IV
-------------------------------------------------------------------------------
                    *See Instructions Before Filling Out!

CUSIP No.  58319P108                 13D                 Page  7  of  14  Pages
           ---------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (Entities Only)

     Philo Smith Capital Corporation
-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to
     item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     Connecticut
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
Beneficially Owned                84,800
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                  434,600
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  84,800
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  434,600
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     519,400
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *See Instructions Before Filling Out!

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D is filed with respect to the common stock of Meadowbrook Insurance Group, Inc. ("Meadowbrook"), 26600 Telegraph Road, Southfield, Michigan 40834.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Philo Smith, Philo Smith & Co., Inc., PSCO Partners Limited Partnership, PSCO Partners Limited Partnership Two, PSCO Fund Limited and Philo Smith Capital Corporation.

         PSCO Partners Limited Partnership ("PSCO Partners") is a
         Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership. Its General Partners are Philo Smith, an individual, and Philo Smith & Co., Inc., a Connecticut corporation (the "Company"), both located at 2950 Summer Street, Stamford, Connecticut 06905. The principal occupation of Philo Smith is to provide financial advisory services. The principal business of the Company is to engage in corporate finance activities, to act as General Partner of PSCO Partners, and to publish a monthly journal concerning the insurance industry.

         The directors of the Company are Philo Smith, James E. Inglis,
         2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President, Treasurer and Secretary of the Company, James A. Amen, 2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President of the Company, and George M. Whitmore, Jr., 4 Cedarwood Drive, Greenwich, Connecticut 06830, a self-employed management consultant. The officers are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

         PSCO Partners Limited Partnership Two ("PSCO Partners Two") is a Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership. Its General Partner is Philo Smith Capital Corporation, a Connecticut corporation ("Capital"), located at 2950 Summer Street, Stamford, Connecticut, 06905. The principal business of Capital is investment management and corporate finance. Capital's directors are Philo Smith, James E. Inglis, James A. Amen, and George M. Whitmore, Jr. The officers of Capital are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.


                            Page  8 of   14  Pages
                                 ---    ---

         PSCO Fund Limited is an open-end investment company incorporated in Bermuda and located at 6 Front Street, Hamilton 11, Bermuda. The principal business of PSCO Fund Limited is investment management. The directors of PSCO Fund Limited are Philo Smith, Dr. Ernst Baumgartner, employed by DUNA INVEST, 1010 Wien, Salztorgasse 512, Austria, Frank N.C. Lochan, Senior Vice President, Trilon Financial Corporation, BCE Place, 181 Bay Street, P.O. Box 171, Suite 4420, Toronto, Ontario, Canada, M5J 2T3, John C.R. Collis, partner, Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and David T. Smith, Senior Manager, Corporate Trust, The Bank of Bermuda Limited, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. The officers of PSCO Fund Limited are Frank N.C. Lochan, Chairman and President and David T. Smith, Vice President and Secretary. The investment advisor for PSCO
         Fund Limited is Capital.

         None of the reporting persons nor any of the other persons identified in this item has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws. Each natural person identified above is a U.S. citizen except for Frank N.C. Lochan, a Canadian citizen, Dr. Ernst Baumgartner, an Austrian citizen and John C.R. Collis and David T. Smith, both of whom are British citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The amount of funds expended for the shares of common stock of Meadowbrook held by PSCO Partners was approximately $1,770,683 (including commissions). PSCO Partners used cash available to it for such purchases, and no borrowed funds were involved.

         The amount of funds expended for the shares of common stock of Meadowbrook held by PSCO Partners Two was approximately $2,083,429 (including commissions). PSCO Partners Two used cash available to it for such purchases, and no borrowed funds were involved.

         The amount of funds expended for the shares of common stock of Meadowbrook held by PSCO Fund Limited was approximately $10,419,715 (including commissions). PSCO Fund Limited cash available to it for such purchases, and no borrowed funds were involved.


                            Page  9 of   14  Pages
                                 ---    ---

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the purchases by the reporting persons has been to acquire shares for investment. Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital may purchase additional shares of Meadowbrook, from time to time, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although none of these persons has a present intention to sell the shares anticipated to be acquired, one or all of them might determine to sell some or all of such shares based upon need for funds, price, and similar factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         PSCO Partners owns 76,200 shares of Meadowbrook common stock, or approximately .009% of the outstanding shares of that class. PSCO Partners Two owns 84,800 shares of Meadowbrook common stock, or approximately .01% of the outstanding shares of that class. PSCO Fund Limited owns 434,600 shares of Meadowbrook common stock, or approximately 5.0% of the outstanding shares of that class.

         Philo Smith and the Company share voting and investment power with respect to shares held by PSCO Partners. Capital has sole voting and investment power with respect to shares held by PSCO Partners Two. Philo Smith and Capital share voting and investment power with respect to shares held by PSCO Fund Limited.

         With respect to shares held by PSCO Partners, PSCO Partners Two, and PSCO Fund Limited, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, shares of Meadowbrook.

         By virtue of the investment and voting arrangement described above, Philo Smith and the Company beneficially own 76,200 shares of the common stock of Meadowbrook, or approximately .009% of the outstanding, held by PSCO Partners, Capital beneficially owns 84,800 shares of the common stock of Meadowbrook, or approximately .01% of the outstanding, held by PSCO Partners Two, and Philo Smith and Capital beneficially own 434,600 shares of the common stock of Meadowbrook, or approximately 5.0% of the outstanding, held by PSCO Fund Limited.

         In the past sixty days, PSCO Partners has not effected any transactions in the common stock of Meadowbrook.


                            Page  10 of   14  Pages
                                  ---    ---

         In the past sixty days, PSCO Partners Two has effected the following transactions in the common stock of Meadowbrook, each a purchase through a normal brokerage transaction in the over-the-counter market:

          TRADE DATE                   NUMBER OF SHARES             PRICE
          ----------                   ----------------             -----

          1/05/98                       5,000                       25.9375
          1/07/98                      29,800                       25.375


         In the past sixty days, PSCO Fund Limited has effected the following transactions in the common stock of Meadowbrook, each a purchase through a normal brokerage transaction in the over-the-counter market:

          TRADE DATE                   NUMBER OF SHARES             PRICE
          ----------                   ----------------             -----

          12/22/97                        600                       24.375
          12/23/97                     18,500                       24.5405
          12/24/97                        400                       24.5625
          12/29/97                     52,200                       24.625


         Each filing party disclaims membership with any other filing party in a "group", as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. PSCO Partners owns its shares of Meadowbrook separately from PSCO Partners Two and PSCO Fund Limited, and PSCO Partners Two and PSCO Fund Limited own their respective shares of Meadowbrook separately from each other. Although they have a common investment advisor, from whom each takes its name, and common investment goals, PSCO Partners, PSCO Partners Two and PSCO Fund Limited have no agreement or understanding for concerted action in acquiring, holding or disposing of shares of the common stock of Meadowbrook.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Apart from the agreements and relationship described above in this Schedule and the agreements between (a) the Company and PSCO Partners, (b) Capital and PSCO Partners Two, and (c) Capital and PSCO Fund Limited, there is no contract, arrangement, understanding or relationship among Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital, nor between those parties collectively and any other person with respect to the common stock of Meadowbrook.


                            Page  11 of   14  Pages
                                  ---      ---

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A:  Consent to joint filing.


                            Page  12 of   14  Pages
                                  ---    ---

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 24th day of February, 1998.


                                       /s/ Philo Smith
                                       Philo Smith

                                       PHILO SMITH & CO., INC.

                                       By:  /s/ Philo Smith
                                            Philo Smith, President


                                       PSCO PARTNERS LIMITED PARTNERSHIP

                                       By:  /s/ Philo Smith
                                            Philo Smith, General Partner


                                       PSCO PARTNERS LIMITED PARTNERSHIP TWO

                                       By:  /s/ Philo Smith
                                            Philo Smith, President of
                                            Philo Smith Capital Corporation,
                                              General Partner


                                       PSCO FUND LIMITED

                                       By:  /s/ Philo Smith
                                            Philo Smith, General Manager


                                       PHILO SMITH CAPITAL CORPORATION

                                       By:  /s/ Philo Smith
                                            Philo Smith, President



                            Page  13 of   14  Pages
                                  ---    ---

                                  EXHIBIT A

                           CONSENT OF JOINT FILING

    The undersigned agree and confirm that the Schedule 13D with respect to the common stock of Meadowbrook Insurance Group, Inc. to which this consent is attached as an exhibit is, and subsequent amendments thereof will be, filed on behalf of each of the undersigned.

    Dated this 24th day of February, 1998.

                                        /s/ Philo Smith
                                        Philo Smith

                                        PHILO SMITH & CO., INC.

                                        By:  /s/ Philo Smith
                                             Philo Smith, President

                                        PSCO PARTNERS LIMITED PARTNERSHIP

                                        By:  /s/ Philo Smith
                                             Philo Smith, General Partner

                                        PSCO PARTNERS LIMITED PARTNERSHIP
                                        TWO

                                        By:  /s/ Philo Smith
                                             Philo Smith, President of
                                               Philo Smith Capital Corporation,
                                               General Partner

                                        PSCO FUND LIMITED

                                        By:  /s/ Philo Smith
                                             Philo Smith, General Manager

                                        PHILO SMITH CAPITAL CORPORATION

                                        By:  /s/ Philo Smith
                                             Philo Smith, President



                             Page 14 of 14 Pages